UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Otaki Gasu Kabushiki Kaisha

(Name of Subject Company)

Otaki Gas Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Otaki Gas Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Genjiro Mizuno

Director

Otaki Gas Co., Ltd.

661 Mobara

Mobara-shi, Chiba, Japan 297-0026

+81-475-24-0010

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not applicable

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1.	HOME JURISDICTION DOCUMENTS

(a) The following documents are attached as exhibits to this form:

Exhibit number	Description

1.	English translation of press release announcing the approval of the joint Share Transfer Plan entitled “Notice Regarding Integration of Kanto Natural Gas Development Co., Ltd. and Otaki Gas Co., Ltd. through the establishment of Joint Holding Company (by Share Transfer)” dated August 8, 2013.*

2.	English translation of the Notice of Extraordinary General Meeting of Shareholders to be held on October 23, 2013 and related documents, dated October 7, 2013.**

3.	English translation of the Notice of the Resolutions Adopted at the Extraordinary General Meeting of Shareholders, dated October 24, 2013.

*	Previously furnished as Exhibit 1 to Form CB filed with the Securities and Exchange Commission on August 8, 2013 and as Exhibit 1 to Form CB Amendment No. 1 filed with the Securities and Exchange Commission on October 7, 2013.

**	Previously furnished as Exhibit 2 to Form CB Amendment No. 1 filed with the Securities and Exchange Commission on October 7, 2013.

(b) Not applicable.

ITEM 2.	INFORMATIONAL LEGENDS

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the documents attached as Exhibit 1, Exhibit 2 and Exhibit 3 to this form.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Otaki Gas Co., Ltd. filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of the Form CB filed on August 8, 2013.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Genjiro Mizuno
(Signature)

Genjiro Mizuno
Director
Otaki Gas Co., Ltd.
(Name and Title)

October 24, 2013
(Date)